ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update – Routine announcements from
23 August to 30 September 2010

24th September 2010

National Grid plc

National Grid plc announces it has repurchased GBP 17,500,000 of the 5.50 per cent. Instruments due July 2013 for cancellation. Following the repurchase the amount of securities outstanding is £245,752,000.

Enquires:

Media
Clive Hawkins +44(0) 20 7004 3147

Investors
Andrew Kluth +44 (0) 20 7004 3365

24 September 2010

National Grid plc

National Grid plc announces it has repurchased GBP 13,600,000 of the 5.25 per cent. Instruments due June 2011 for cancellation. Following the repurchase the amount of securities outstanding is £198,778,000.

Enquires:

Media
Clive Hawkins +44(0) 20 7004 3147

Investors
Andrew Kluth +44 (0) 20 7004 3365

21st September 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, yesterday Monday 20th September,
33,135 shares held in Treasury were transferred to share scheme participants and 18,467 shares were transferred on 6th September. Following these changes National Grid plc’s registered capital from 20 September 2010 consists of 3,636,576,874 ordinary shares, of which 140,766,272 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,495,810,602 shares with voting rights.

The figure of 3,495,810,602 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

Wednesday 8th September 2010

Notification of Directors’ Interests

—

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 50,851 NG ordinary shares under the scheme was confirmed by the Trustee on Tuesday 7th September, the shares having been purchased in the market on 7th September 2010, at a price of 543.5 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	23 Ordinary Shares
Steven Holliday	23 Ordinary Shares

The Directors total interests after these events are:

Director	Shares purchased in SIP
Mark Fairbairn	1,017,210 Ordinary Shares
Steven Holliday	2,105,185 Ordinary Shares

—
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 23 shares purchased by the SIP Trustee for his partner.

1 September 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital from 31 August 2010 consists of 3,636,576,874 ordinary shares, of which 140,817,874 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,495,759,000 shares with voting rights.

The figure of 3,495,759,000 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward
Assistant Secretary
0207 004 3226

National Grid plc (NG.)

Tuesday 31st August 2010

Notification of Major Interest in NG. Ordinary Shares

NG after close of business on Friday 27th August received a further notification from BlackRock Inc. Its combined total interest in NG voting ordinary shares, through BlackRock Investment Management (UK) Limited, was 4.66% (162,775,463 shares) at 25 August 2010, having previously been notified as 5.04% (174,777,665 shares) at 14 June 2010.

This notice is given in fulfilment of National Grid plc’s obligation under the DTR requirements.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

Monday 23rd August 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today,
31,180 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 23 August 2010 consists of 3,636,576,874 ordinary shares, of which 140,817,874 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,495,759,000 shares with voting rights.

The figure of 3,495,759,000 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward
Assistant Secretary
0207 004 3226